                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K



(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year ended                 December 31, 1998
                          -----------------------------------------------------
                                      OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from ______________________ to ______________________


Commission file number_________________________________________________________


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      CB Richard Ellis 401(k) Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        CB Richard Ellis Services, Inc.
                      200 N. Sepulveda Blvd. Suite # 300
                             El Segundo, CA  90245

                         CB RICHARD ELLIS 401(k) PLAN
                         ----------------------------


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
            --------------------------------------------------------

                               DECEMBER 31, 1998
                               -----------------



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS
  Statement of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1998
  Statement of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1997
  Statement of Changes in Net Assets Available for Plan Benefits, with Fund
    Information for the year ended December 31, 1998

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES
      I. Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1998
      II. Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1998


NOTE: Schedules other than those listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103 - 10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To the Investment Advisory Committee of
 CB Richard Ellis Services 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information of CB RICHARD ELLIS 401(k) PLAN (the
Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits, with fund information for the year ended December 31, 1998. These financial statements with fund information and supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index to the financial statements are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Los Angeles, California
June 22, 1999

                         CB RICHARD ELLIS 401(k) PLAN
  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1998

                                 Non-participant
                                     Directed                                      Participant Directed
                                 ---------------  ----------------------------------------------------------------------------------
                                           Common Stock                                   Mutual Funds
                                    -------------------------   --------------------------------------------------------------------
                                                                                            T. Rowe
                                    CB Richard    CB Richard       Baron        Janus       Science       Vanguard      Vanguard
                                    Ellis Stock   Ellis Stock      Asset      Worldwide    Technology    500 Index    International
                                      Fund           Fund          Fund         Fund          Fund         Fund        Growth Fund
                                    -----------   -----------   -----------   ----------   -----------  -----------   -------------
INVESTMENTS:
   Mutual Funds                     $     -       $     -       $12,538,229   $2,966,623   $12,022,673  $28,060,957   $11,940,999
   Pooled Separate Account                -             -             -            -             -            -             -
   Common Stock - CB                 15,190,019    26,817,619         -            -             -            -             -
   Loan Receivable                        -             -             -            -             -            -             -
                                    -----------   -----------   -----------   ----------   -----------  -----------   -----------
       Total Investments             15,190,019    26,817,619    12,538,229    2,966,623    12,022,673   28,060,957    11,940,999
                                    -----------   -----------   -----------   ----------   -----------  -----------   -----------

RECEIVABLES:
   Employee contributions                 -            14,211        18,007       10,867        16,735       22,345        14,152
                                    -----------   -----------   -----------   ----------   -----------  -----------   -----------
       Total Receivables                  -            14,211        18,007       10,867        16,735       22,345        14,152
                                    -----------   -----------   -----------   ----------   -----------  -----------   -----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS AS OF
  DECEMBER 31, 1998                 $15,190,019   $26,831,830   $12,556,236   $2,977,490   $12,039,408  $28,083,302   $11,955,151
                                    ===========   ===========   ===========   ==========   ===========  ===========   ===========
                                                       Participant Directed
                                    ----------------------------------------------------------------
                                                           Mutual Funds
                                    ----------------------------------------------------------------
                                      Vanguard        Vanguard         Vanguard         Vanguard
                                    LifeStrategy    LifeStrategy     LifeStrategy     LifeStrategy
                                    Conservative       Growth           Income          Moderate
                                    Growth Fund         Fund             Fund         Growth Fund
                                   -------------    -------------    -------------    -------------
INVESTMENTS:
   Mutual Funds                       $236,104       $1,393,521        $5,204,884       $237,427
   Pooled Separate Account               -                -                 -              -
   Common Stock - CB                     -                -                 -              -
   Loan Receivable                       -                -                 -              -
                                      --------        ---------         ---------       --------
       Total Investments               236,104        1,393,521         5,204,884        237,427
                                      --------        ---------         ---------       --------

RECEIVABLES:
   Employee contributions                  568            2,281             5,019          2,264
                                      --------        ---------         ---------       --------
       Total Receivables                   568            2,281             5,019          2,264
                                      --------        ---------         ---------       --------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AS OF
 DECEMBER 31, 1998                    $236,672       $1,395,802        $5,209,903       $239,691
                                      ========       ==========        ==========       ========

        The accompanying notes are an integral part of this statement.

                         CB RICHARD ELLIS 401(k) PLAN
  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1998


                                                                      Participant Directed
                                         ---------------------------------------------------------------------------------------
                                                                           Mutual Funds
                                         ---------------------------------------------------------------------------------------

                                             Vanguard           Vanguard
                                              Morgan           Prime Money         Vanguard          Vanguard         Vanguard
                                              Growth             Market            PRIMECAP         Wellington       Windsor II
                                               Fund               Fund               Fund              Fund             Fund
                                           -------------      -------------      -------------     -------------    -------------
INVESTMENTS:
   Mutual Funds                            $  17,959,469      $  12,906,902      $   7,098,716     $  28,922,841    $  53,074,438
   Pooled Separate Account                        -                  -                  -                 -                -
   Common Stock - CB                              -                  -                  -                 -                -
   Loan Receivable                                -                  -                  -                 -                -
                                           -------------      -------------      -------------     -------------    -------------
       Total Investments                      17,959,469         12,906,902          7,098,716        28,922,841       53,074,438
                                           -------------      -------------      -------------     -------------    -------------

RECEIVABLES:
   Employee contributions                         15,252              9,758              9,241            31,778           27,452
                                           -------------      -------------      -------------     -------------    -------------
       Total Receivables                          15,252              9,758              9,241            31,778           27,452
                                           -------------      -------------      -------------     -------------    -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS
       AS OF DECEMBER 31, 1998             $  17,974,721      $  12,916,660      $   7,107,957     $  28,954,619    $  53,101,890
                                           =============      =============      =============     =============    =============

                                           ------------------------------------------------
                                             Common/
                                            Collective
                                           --------------

                                             Vanguard
                                             Retirement        Participant
                                            Savings Trust         Loans           Total
                                           ---------------   ---------------  -------------
INVESTMENTS:
   Mutual Funds                            $       -         $       -        $ 194,563,783
   Pooled Separate Account                    18,426,079             -           18,426,079
   Common Stock - CB                               -                 -           42,007,638
   Loan Receivable                                 -              2,825,479       2,825,479
                                         ---------------    ---------------   -------------
       Total Investments                      18,426,079          2,825,479     257,822,979
                                         ---------------    ---------------   -------------

RECEIVABLES:
   Employee contributions                          9,295             -              209,225
                                         ---------------    ---------------   -------------
       Total Receivables                           9,295             -              209,225
                                         ---------------    ---------------   -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS
       AS OF DECEMBER 31, 1998             $  18,435,374      $   2,825,479   $ 258,032,204
                                         ===============    ===============   =============

        The accompanying notes are an integral part of this statement.

                         CB RICHARD ELLIS 401(k) PLAN
  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1997

                                          Non-participant
                                             Directed                                   Participant Directed
                                          -------------  -------------------------------------------------------------
                                                   Common Stock                             Mutual Funds
                                          ---------------------------- -----------------------------------------------
                                               CB              CB           Equity          Capital             Prime
                                              Stock           Stock         Income        Appreciation         Reserve
                                              Fund            Fund           Fund             Fund              Fund
                                          -----------    -----------     ------------     ------------      ----------
INVESTMENTS:
   Mutual Funds                           $       -      $       -        $51,043,258     $23,754,263       $8,836,261
   Pooled Separate Account                        -              -                -               -                -
   Common Stock - CB                       22,627,890     50,817,624              -               -                -
   Loan Receivable                                -              -                -               -                -
                                          -----------    -----------       ----------     -----------       ----------
       Total Investments                   22,627,890     50,817,624       51,043,258      23,754,263        8,836,261
                                          -----------    -----------       ----------     -----------       ----------

RECEIVABLES:
   Employee contributions                         -           26,689          120,982          75,076           19,317
   Employer contributions                   2,890,000            -                -               -                -
   Loan repayments                                -              730            7,358           3,563            6,134
                                          -----------    -----------       ----------     -----------       ----------
       Total Receivables                    2,890,000         27,419          128,340          78,639           25,451
                                          -----------    -----------       ----------     -----------       ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AS OF DECEMBER 31, 1997               $25,517,890    $50,845,043      $51,171,598     $23,832,902       $8,861,712
                                          ===========    ===========      ===========     ===========       ==========



                                                                                        Participant Directed
                                         -------------  ----------------------------------------------------------------
                                                                                            Mutual Funds
                                          ---------------------------- -------------------------------------------------
                                                             New
                                           International   America         Spectrum
                                              Stock         Growth          Income           Equity         New Asia
                                              Fund           Fund            Fund         Index Fund       Value Fund
                                          -----------    -----------     ----------     -------------     ------------
INVESTMENTS:
   Mutual Funds                           $11,394,765    $12,044,850     $3,149,546       $6,667,927       $2,217,292
   Pooled Separate Account                        -              -              -                 -               -
   Common Stock - CB                              -              -              -                 -               -
   Loan Receivable                                -              -              -                 -               -
                                          -----------    -----------     ----------       -----------      ----------
       Total Investments                   11,394,765     12,044,850      3,149,546         6,667,927       2,217,292
                                          -----------    -----------     ----------       -----------      ----------

RECEIVABLES:
   Employee contributions                      55,818         76,174         20,586            42,008          18,172
   Employer contributions                         -              -              -                 -               -
   Loan repayments                              4,210          2,879            558             2,553           2,189
                                          -----------    -----------     ----------       -----------      ----------
       Total Receivables                       60,028         79,053         21,144            44,561          20,361
                                          -----------    -----------     ----------       -----------      ----------

NET ASSETS AVAILABLE FOR PLAN BENEFIT
    AS OF DECEMBER 31, 1997
                                          $11,454,793    $12,123,903     $3,170,690       $ 6,712,488      $2,237,653
                                          ===========    ===========     ==========       ===========      ==========



   The accompanying notes are an integral part of this financial statement.

                         CB RICHARD ELLIS 401(k) PLAN
  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1997

                                                            Participant Directed
                           -----------------------------------------------------------------------------------------------
                                                                                              Pooled
                                                                Mutual Funds                 Separate
                                                                                              Account
                           --------------------------------------------------------------   -----------
                            T. Rowe
                           Science and                   Mid-Cap    Spectrum   Blue Chip       Stable
                           Technology    Small-Cap       Growth      Growth      Growth        Value       Participant
                              Fund       Value Fund       Fund        Fund       Fund           Fund          Loans        Total
                           -----------   -----------   ----------   --------   ----------   -----------   ------------  -----------
INVESTMENTS:
   Mutual Funds            $7,322,032    $12,303,617   $2,071,809   $397,576   $2,854,453   $         -   $        -   $144,057,649
   Pooled Separate
     Account                        -              -            -          -            -    14,373,593            -     14,373,593
   Common Stock - CB                -              -            -          -            -             -            -     73,445,514
   Loan Receivable                  -              -            -          -            -             -    2,371,802      2,371,802
                           ----------    -----------   ----------   --------   ----------   -----------   ----------   ------------
       Total Investments    7,322,032     12,303,617    2,071,809    397,576    2,854,453    14,373,593    2,371,802    234,248,558
                           ----------    -----------   ----------   --------   ----------   -----------   ----------   ------------

RECEIVABLES:
   Employee contributions      82,010         66,256       15,174      4,705       24,537        32,777            -        680,281
   Employer contributions           -              -            -          -            -             -            -      2,890,000
   Loan repayments              2,546          4,009           64        132          271         2,130      (39,326)             -
                           ----------    -----------   ----------   --------   ----------   -----------   ----------   ------------
       Total Receivables       84,556         70,265       15,238      4,837       24,808        34,907      (39,326)     3,570,281
                           ----------    -----------   ----------   --------   ----------   -----------   ----------   ------------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AS OF
   DECEMBER 31, 1997       $7,406,588    $12,373,882   $2,087,047   $402,413   $2,879,261   $14,408,500   $2,332,476   $237,818,839
                           ==========    ===========   ==========   ========   ==========   ===========   ==========   ============

   The accompanying notes are an integral part of this financial statement.

                         CB RICHARD ELLIS 401(k) PLAN
       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                Participant Directed
                                                 -------------------------------------------------------------------------------
                                       Common
                                        Stock                                       Mutual Funds
                                    --------------------------------------------------------------------------------------------
                                     CB Richard        Equity         Capital          Prime       International
                                     Ellis Stock       Income       Appreciation      Reserve          Stock        New America
                                        Fund            Fund           Fund             Fund           Fund         Growth Fund
                                    --------------------------------------------------------------------------------------------

ADDITIONS:
 Employee contributions             $  4,786,041    $  2,722,878     $  2,034,090   $   453,747    $    934,843    $  1,315,906
 Koll Rollovers                                -               -                -                             -               -
                                    ------------    ------------     ------------   -----------    ------------    ------------
   Total Contributions                 4,786,041       2,722,878        2,034,090       453,747         934,843       1,315,906

 Investment Income
  Interest & Dividends                     4,712         859,219                -       279,201               -               -
  Net appreciation/(depreciation)
   in fair value of investments      (32,369,099)      1,430,777        1,008,535             -       1,848,794        1,714,337
                                    ------------    ------------     ------------   -----------    ------------     ------------
   Total investment income           (32,364,387)      2,289,996        1,008,535       279,201       1,848,794        1,714,337

                                    ------------    ------------     ------------   -----------    ------------     ------------
   Total Additions                   (27,578,346)      5,012,874        3,042,625       732,948       2,783,637        3,030,243
                                    ------------    ------------     ------------   -----------    ------------     ------------
DEDUCTIONS:
 Distributions to participants        (3,041,985)     (2,300,207)        (993,754)     (696,957)       (699,752)        (461,330)
                                    ------------    ------------     ------------   -----------    ------------     ------------
   Total Deductions                   (3,041,985)     (2,300,207)        (993,754)     (696,957)       (699,752)        (461,330)
                                    ------------    ------------     ------------   -----------    ------------     ------------

NET TRANSFERS                         (3,713,220)    (54,080,662)     (25,976,391)   (9,040,846)    (13,604,784)     (14,857,776)

LOANS, NET OF REPAYMENTS                  (7,533)        196,397           94,618       143,143          66,106          164,960
                                    ------------    ------------     ------------   -----------    ------------     ------------

  Net increase (decrease)            (34,341,084)    (51,171,598)     (23,832,902)   (8,861,712)    (11,454,793)     (12,123,903)

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:
 Beginning of year                     76,362,933     51,171,598       23,832,902     8,861,712      11,454,793       12,123,903
                                     ------------   ------------     ------------    ----------    ------------     ------------

 End of year                         $ 42,021,849   $          -     $          -    $        -               -     $
                                     ============   ============     ============    ==========    ============     ============
                                                    Participant Directed
                                    -------------------------------------------------

                                                       Mutual Funds
                                    -------------------------------------------------
                                      Spectrum         Equity Index        New Asia
                                    Income Fund             Fund          Value Fund
                                    ------------      --------------     ------------
ADDITIONS:
 Employee contributions              $   446,874      $    1,685,494     $   294,883
 Koll Rollovers                                -                   -               -
                                     -----------      --------------     -----------
   Total Contributions                   446,874           1,685,494         294,883

 Investment Income
  Interest & Dividends                   134,340              57,230               -
  Net appreciation/(depreciation)
   in fair value of investments            9,369           1,318,492         (565,887)
                                     -----------      --------------     ------------
   Total investment income               143,709           1,375,722         (565,887)

                                     -----------      --------------     ------------
   Total Additions                       590,583           3,061,216         (271,004)
                                     -----------      --------------     ------------
DEDUCTIONS:
 Distributions to participants           (53,910)           (363,647)        (125,079)
                                     -----------      --------------      -----------
   Total Deductions                      (53,910)           (363,647)        (125,079)
                                     -----------      --------------      -----------

NET TRANSFERS                         (3,727,972)         (9,472,531)      (1,853,964)

LOANS, NET OF REPAYMENTS                  20,609              62,474           12,394
                                     -----------      --------------      -----------
  Net increase (decrease)             (3,170,690)         (6,712,488)      (2,237,653)

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:
 Beginning of year                     3,170,690           6,712,488        2,237,653
                                     -----------      --------------     ------------

 End of year                         $         -      $            -     $          -
                                     ===========      ==============     ============

        The accompanying notes are an integral part of this statement.

                         CB RICHARD ELLIS 401(k) PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                        Participant Directed
                                               ----------------------------------------------------------------------------
                                                                                                               Pooled
                                                                        Mutual Funds                       Separate Account
                                               ----------------------------------------------------------  ----------------
                                                                                                               Stable
                                                Small-Cap         Mid-Cap        Spectrum      Blue Chip        Value
                                                Value Fund      Growth Fund    Growth Fund    Growth Fund        Fund
                                               ------------     -----------    -----------    -----------     ------------
ADDITIONS:
 Employee contributions                        $  1,471,816     $   715,493     $ 196,877     $ 1,450,979     $    651,938
 Koll Rollovers                                        -               -              -              -                -
                                               ------------     -----------     ---------     -----------     ------------
   Total Contributions                            1,471,816         715,493       196,877       1,450,979          651,938

 Investment Income
  Interest & Dividends                                 -               -              -              -             521,563
  Net appreciation/(depreciation)
   in fair value of investments                    (490,133)        292,632        41,008         693,535             -
                                               ------------     -----------     ---------     -----------     ------------
   Total investment income                         (490,133)        292,632        41,008         693,535          521,563

                                               ------------     -----------     ---------     -----------     ------------
   Total Additions                                  981,683       1,008,125       237,885       2,144,514        1,173,501
                                               ------------     -----------     ---------     -----------     ------------

DEDUCTIONS:
 Distributions to participants                     (638,168)        (66,523)       (6,418)       (126,122)      (1,579,906)
                                               ------------     -----------     ---------     -----------     ------------
   Total Deductions                                (638,168)        (66,523)       (6,418)       (126,122)      (1,579,906)
                                               ------------     -----------     ---------     -----------     ------------

NET TRANSFERS                                   (12,758,007)     (3,037,260)     (637,223)     (4,926,473)     (14,048,256)

LOANS, NET OF REPAYMENTS                             40,610           8,611         3,343          28,820           46,161
                                               ------------     -----------     ---------     -----------     ------------

  Net increase (decrease)                       (12,373,882)     (2,087,047)     (402,413)     (2,879,261)     (14,408,500)

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:
 Beginning of year                               12,373,882       2,087,047       402,413       2,879,261       14,408,500
                                               ------------     -----------     ---------     -----------     ------------

 End of year                                   $       -        $      -        $    -        $      -        $       -
                                               ============     ===========     =========     ===========     ============

                                                                   Participant Directed
                                               ------------------------------------------------------------------
                                                                        Mutual Funds
                                               ------------------------------------------------------------------
                                                                                    T. Rowe
                                                                    Janus           Science
                                               Baron Asset        Worldwide       Technology         Vanguard 500
                                                   Fund             Fund            Fund              Index Fund
                                               -----------        ----------      -----------        ------------
ADDITIONS:
 Employee contributions                        $   733,354        $  213,029      $ 2,215,611        $ 1,531,970
 Koll Rollovers                                       -                 -                -             5,099,112
                                               -----------        ----------      -----------        -----------
   Total Contributions                             733,354           213,029        2,215,611          6,631,082

 Investment Income
  Interest & Dividends                              10,906            10,929          308,073            262,134
  Net appreciation/(depreciation)
   in fair value of investments                    537,756            79,122        3,081,580          2,395,977
                                               -----------        ----------      -----------        -----------
   Total investment income                         548,662            90,051        3,389,653          2,658,111

                                               -----------        ----------      -----------        -----------
   Total Additions                               1,282,016           303,080        5,605,264          9,289,193
                                               -----------        ----------      -----------        -----------

DEDUCTIONS:
 Distributions to participants                    (134,041)          (67,072)        (555,307)          (799,432)
                                               -----------        ----------      -----------        -----------
   Total Deductions                               (134,041)          (67,072)        (555,307)          (799,432)
                                               -----------        ----------      -----------        -----------


NET TRANSFERS                                   11,422,484         2,724,133         (486,383)        19,639,524
                                                                                         -
LOANS, NET OF REPAYMENTS                           (14,223)           17,349           69,246            (45,983)
                                                ----------        ----------      -----------        -----------
  Net increase (decrease)                       12,556,236         2,977,490        4,632,820         28,083,302

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:
 Beginning of year                                    -                 -           7,406,588                  -
                                               -----------        ----------      -----------        -----------

 End of year                                   $12,556,236        $2,977,490      $12,039,408        $28,083,302
                                               ===========        ==========      ===========        ===========

        The accompanying notes are an integral part of this statement.

                         CB RICHARD ELLIS 401(k) PLAN
       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                             Participant Directed
                                                 -------------------------------------------------------------------------
                                                                                  Mutual Funds
                                                 -------------------------------------------------------------------------
                                                                       Vanguard
                                                   Vanguard          LifeStrategy           Vanguard            Vanguard
                                                 International        Cons. Grwth         LifeStrategy        LifeStrategy
                                                  Growth Fund             Fund             Growth Fund         Income Fund
                                                 -------------       -------------        -------------       ------------
ADDITIONS:
 Employee contributions                          $   437,716            $ 21,860           $  111,646          $  239,502
 Koll Rollovers                                      271,727                -                 358,007              23,637
                                                 -----------            --------           ----------          ----------
   Total Contributions                               709,443              21,860              469,653             263,139

 Investment Income
  Interest & Dividends                               237,876               7,172               39,514             199,747
  Net appreciation/(depreciation)
   in fair value of investments                     (331,745)              9,560               70,292             104,287
                                                 -----------            --------           ----------          ----------
   Total investment income                           (93,869)             16,732              109,806             304,034

                                                 -----------            --------           ----------          ----------
   Total Additions                                   615,574              38,592              579,459             567,173
                                                 -----------            --------           ----------          ----------

DEDUCTIONS:
 Distributions to participants                      (431,034)               -                 (53,012)            (21,050)
                                                 -----------            --------           ----------          ----------
   Total Deductions                                 (431,034)               -                 (53,012)            (21,050)
                                                 -----------            --------           ----------          ----------

NET TRANSFERS                                     11,758,834             196,873              866,299           4,665,834

LOANS, NET OF REPAYMENTS                              11,777               1,207                3,056              (2,054)
                                                 -----------            --------           ----------          ----------

  Net increase (decrease)                         11,955,151             236,672            1,395,802           5,209,903

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:
 Beginning of year                                     -                    -                    -                   -
                                                 -----------            --------           ----------          ----------

 End of year                                     $11,955,151            $236,672           $1,395,802          $5,209,903
                                                 ===========            ========           ==========          ==========
                                                                        Participant Directed
                                              ---------------------------------------------------------------------------
                                                                             Mutual Funds
                                              ---------------------------------------------------------------------------
                                                 Vanguard
                                              LifeStrategy     Vanguard      Vanguard Prime    Vanguard        Vanguard
                                                Mod Grwth    Morgan Growth    Money Market     PRIMECAP       Wellington
                                                   Fund          Fund             Fund           Fund            Fund
                                              ------------   -------------   --------------   ----------      -----------
ADDITIONS:
 Employee contributions                         $  56,669     $   674,367     $   352,946     $  374,723      $   931,522
 Koll Rollovers                                   227,064       3,127,930           5,301      2,820,465        4,780,607
                                                ---------     -----------     -----------     ----------      -----------
   Total Contributions                            283,733       3,802,297         358,247      3,195,188        5,712,129

 Investment Income
  Interest & Dividends                              7,170       1,052,195         267,626        226,388        2,800,607
  Net appreciation/(depreciation)
   in fair value of investments                    (6,959)         42,473            -           558,854       (1,718,326)
                                                ---------     -----------     -----------     ----------      -----------
   Total investment income                            211       1,094,668         267,626        785,242        1,082,281

                                                ---------     -----------     -----------     ----------      -----------
   Total Additions                                283,944       4,896,965         625,873      3,980,430        6,794,410
                                                ---------     -----------     -----------     ----------      -----------

DEDUCTIONS:
 Distributions to participants                    (10,363)       (798,371)       (551,125)      (352,176)      (1,247,501)
                                                ---------     -----------     -----------     ----------      -----------
   Total Deductions                               (10,363)       (798,371)       (551,125)      (352,176)      (1,247,501)
                                                ---------     -----------     -----------     ----------      -----------

NET TRANSFERS                                     (30,007)     13,848,152      12,783,624      3,488,051       23,425,326

LOANS, NET OF REPAYMENTS                           (3,883)         27,975          58,288         (8,348)         (17,616)
                                                ---------     -----------     -----------     ----------      -----------

  Net increase (decrease)                         239,691      17,974,721      12,916,660      7,107,957       28,954,619

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:
 Beginning of year                                   -               -               -              -                -
                                                ---------     -----------     -----------     ----------      -----------

 End of year                                    $ 239,691     $17,974,721     $12,916,660     $7,107,957      $28,954,619
                                                =========     ===========     ===========     ==========      ===========

        The accompanying notes are an integral part of this statement.


                                                   CB RICHARD ELLIS 401(k) PLAN
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                               FOR THE YEAR ENDED DECEMBER 31, 1998


                                                     Participant Directed
                                                 ----------------------------------------------
                                                                      Common/
                                                                     Collective
                                                 ---------------------------------
                                                    Vanguard          Vanguard
                                                   Windsor II         Retirement        Participant
                                                      Fund           Savings Trust         Loan       Total Funds & Loans
                                                 -------------       -------------     ------------    --------------
ADDITIONS:
 Employee contributions                          $   1,188,693       $     350,445     $        -      $   28,595,912
 Koll Rollovers                                            -             2,610,703          302,982        19,627,535
                                                 -------------       -------------     ------------    --------------
   Total Contributions                               1,188,693           2,961,148          302,982        48,223,447
 Investment Income
  Interest & Dividends                               4,982,861             459,365          230,524        12,959,352
  Net appreciation/(depreciation)
   in fair value of investments                     (2,970,192)                -                -         (23,214,961)
                                                 -------------       -------------     ------------    --------------
   Total investment income                           2,012,669             459,365          230,524       (10,255,609)

                                                 -------------       -------------     ------------    --------------
   Total Additions                                   3,201,362           3,420,513          533,506        37,967,838
                                                 -------------       -------------     ------------    --------------

DEDUCTIONS:
 Distributions to participants                        (842,377)           (682,933)         (54,921)      (17,754,473)
                                                 -------------       -------------     ------------    --------------
   Total Deductions                                   (842,377)           (682,933)         (54,921)      (17,754,473)
                                                 -------------       -------------     ------------    --------------

NET TRANSFERS                                       50,692,331          15,680,125        1,060,165               -

LOANS, NET OF REPAYMENTS                                50,574              17,669       (1,045,747)              -
                                                 -------------       -------------     ------------    --------------

  Net increase (decrease)                           53,101,890          18,435,374          493,003        20,213,365

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:
 Beginning of year                                         -                   -          2,332,476       237,818,839
                                                 -------------       -------------     ------------    --------------

 End of year                                     $  53,101,890       $  18,435,374     $  2,825,479    $  258,032,204
                                                 =============       =============     ============    ==============

        The accompanying notes are an integral part of this statement.

                         CB RICHARD ELLIS 401(k) PLAN
                         ----------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                               DECEMBER 31, 1998
                               -----------------



1.   Description of the Plan
     -----------------------

The following is a summary description of the CB Richard Ellis 401(k) Plan, formerly the CB Commercial 401(k) Capital Accumulation Plan, (the "Plan"), which is sponsored by CB Richard Ellis Services, Inc., formerly CB Commercial Real Estate Services Group, Inc. (together with its subsidiaries, "CB" or the "Company"). Participants should refer to the Plan document for a further description of the provisions of the Plan.

     General
     -------

     The Plan is a defined contribution plan, which provides retirement benefits for eligible employees of the Company who elect to participate. It became effective on April 19, 1989, and is a spin-off from the Coldwell Banker Real Estate Group Capital Accumulation Plan (the "Prior Plan"). The Plan covers substantially all employees of the Company and the Investment Advisory Committee believes it is designed to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the "Code"). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended.

     Administration
     --------------

     The Plan is administered by the Investment Advisory Committee (the "Committee" or the "Plan Administrator") appointed by the Chief Executive Officer of the Company. The Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, to answer all questions affecting eligibility of participants in the Plan and to authorize disbursements for the payment of Plan benefits.

     Trustee, Custodian and Fund Manager of Investments
     --------------------------------------------------

     The Vanguard Group (the "Trustee"), together with its affiliates, serves as trustee, custodian and fund manager of the Plan investments. The Trustee is the primary recordkeeper for the Plan, determines the value of Plan investments, other than the value of the CB Stock Fund, and is regularly required to provide an accounting of all receipts, disbursements and transactions made on behalf of the Plan. Prior to July 1, 1998, the trustee, custodian, and fund manager of the Plan was T. Rowe Price Trust Company.

     Contributions
     --------------

     Participants in the Plan who are not highly compensated employees, as defined in the Plan, may elect to contribute from 1 to 15 percent of compensation before taxes through compensation deferrals. The percentage of compensation for contributions of highly compensated employees may be limited by the Committee and is currently limited to 5 percent of their pretax compensation.

     The Company may make discretionary matching and profit sharing contributions to the Plan in such amounts as determined by the Board of Directors. The Company did not authorize a discretionary matching contribution in 1998. All employer contributions are invested in the CB Stock Fund.

     Koll Rollover
     -------------

     During August 1997, the Company acquired all of the outstanding common stock of Koll Real Estate Services ("Koll"). On July 1, 1998 the participant account balances of those employees acquired in the Koll acquisition were transferred into the Plan from the Koll Company 401(k) Plus Plan. The rollover of certain assets from the Koll Company 401(k) Plus Plan to the Plan was approximately $20 million and are included in Koll Rollovers in the Statement of Changes in Net Assets for the year ended December 31, 1998.

     Investment Selections
     ---------------------

     Upon enrollment in the plan a participant may direct employee contributions in any of the investment funds below. Participants may also elect to transfer all or a portion of their investments between investment funds.

     The following fund options were available throughout 1998 and 1997:

     a. CB Stock Fund - consists of investment in common stock of CB Richard Ellis Services, Inc. Prior to November 25, 1996, CB Stock was not publicly traded. Subsequent to the commencement of public trading of CB Stock pursuant to an initial public offering and through May 25, 1997, sales and purchases of CB Stock by Plan participants were not permitted for a limited time period. Contributions by employer and employees are shown as non-participant and participant directed funds in the accompanying Statements of Net Assets Available For Plan Benefits With Fund Information. Activity for participant and non-participant directed investments in the CB Stock Fund are shown combined in the accompanying Statement of Changes in Net Assets Available For Plan Benefits, With Fund Information.

     b. Science and Technology Fund - managed by T. Rowe Price, primarily consists of investments in stocks of companies in the science and electronics industries.

     The following fund options were managed by T. Rowe Price and were available only through June 30, 1998:

     c. Equity Income Fund - consists of investments in stocks, bonds and other cash equivalents selected with the objective of providing reasonable growth in value.

     d. Capital Appreciation Fund - consists of investments in stocks of companies in varied industries selected with the objective of providing growth in value through a more aggressive investment approach than the Equity Income Fund.

     e. Prime Reserve Fund - consists of investments in commercial paper, corporate notes and other short-term investments.

     f. International Stock Fund - consists of investments in marketable securities of non-United States issuers. The fund seeks a total return on its assets from long term growth of capital and income.

     g. New America Growth Fund - primarily consists of investments in stocks of companies in service industries.

     h. Spectrum Income Fund - consists of investments in underlying funds, which have invested in bonds, money-market funds, stocks, international bonds, and high-yield bonds.

     i. Equity Index Fund - is modeled after the S&P 500 Index and consists of investments in companies that are included in the S&P 500 Index.

     j. New Asia Value Fund - consists of investments in large and small capitalization companies based in Asia (excluding Japan) and other regions of the Pacific Basin, including Australia and New Zealand.

     k. Small-Cap Value Fund - primarily consists of investments in stocks of small companies that are believed to be undervalued.

     l. Stable Value Fund - consists of investments in guaranteed investment contracts, bank investment contracts, and structured investment contracts.

     m. Mid-Cap Growth Fund- primarily consists of investments in stocks of mid-capitalization companies.

     n. Spectrum Growth Fund - primarily consists of investments in funds that seek long-term capital appreciation and growth of income by investing in funds that invest primarily in stocks.

     o. Blue Chip Growth Fund - primarily consists of investments in stocks included in the S&P 500.

     Subsequent to the change in trustee, from T. Rowe Price to Vanguard, the following fund options were managed by Vanguard and were available beginning July 1, 1998:

     p. Baron Asset Fund - this fund primarily seeks to provide long-term growth of capital.

     q. Janus Worldwide Fund - this fund primarily seeks long-term growth of capital consistent with preservation of capital. The fund invests primarily in foreign and domestic common stocks.

     r. Vanguard 500 Index Fund - this fund seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

     s. Vanguard International Growth Fund - this fund seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

     t. Vanguard LifeStrategy Conservative Growth Fund - this fund seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 25%-50% stocks, 50%-75% bonds, and 0%-25% cash investments.

     u. Vanguard LifeStrategy Growth Fund - this fund seeks to provide long-term growth of capital by investing in four other Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 65%-90% stocks, 10%-35% bonds, and 0%-25% cash investments.

     v. Vanguard LifeStrategy Income Fund - this fund seeks to provide a high level of income by investing in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 5%-30% stocks, 70%-95% bonds, and 0%-25% cash investments.

     w. Vanguard LifeStrategy Moderate Growth Fund - this fund seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% cash investments.

     x. Vanguard Morgan Growth Fund - this fund seeks long-term growth of capital by investing primarily in stocks of large and mid-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles.

     y. Vanguard Prime Money Market Fund - this fund seeks to provide high income and a stable share price of $1 by investing in short-term, high quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

     z. Vanguard PRIMECAP Fund - this fund seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

     aa. Vanguard Wellington Fund - this fund seeks to provide income and long-term growth of capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% in bonds.

     bb. Vanguard Windsor II Fund - this fund seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

     cc. Vanguard Retirement Savings Trust - this fund seeks stability of principle and a high level of current income consistent with a two to three year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principle investments. The trust intends to maintain a constant net asset value of $1.00 per share.

     Participants' Accounts
     ----------------------

     Each participant's account is credited with an allocation of Company contributions and investment earnings or losses. Allocation of earnings on any of the investment funds, except for the CB Stock Fund, is based on each participant's balance in the investment fund as compared to the total participants' balance in such fund as of the preceding valuation date.

     Vesting
     -------

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts plus actual earnings thereon is based upon the occurrence of the earliest of the following:

     a.   100 percent upon Plan termination.

     b.   100 percent upon participant attaining age 65, death or disability.

     c. for participants who commenced employment prior to January 1, 1989, zero percent for less than four years of vesting service, as defined in the Plan, 10 percent for four years of vesting service and 100 percent for five or more years of vesting service.

     d. for participants who commenced employment after January 1, 1989, zero percent for less than five years of vesting service and 100 percent for five or more years of vesting service.

     Forfeited Accounts
     ------------------

     Forfeited nonvested accounts are used to reduce future employer contributions. There were no forfeitures used in 1998. Unallocated forfeitures at December 31, 1998 totaled approximately $103,024.

     Benefit Payments and Withdrawals
     --------------------------------

     Participants are entitled to the vested portion of their accounts upon attaining age 65, termination of employment, disability or death. The Plan also provides for withdrawals due to hardship from the fully vested employee contributions, subject to certain limitations. Benefits are recorded when paid.

     Loans
     -----

     Participants may elect to borrow from the vested portion of their accounts up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Such loan principal and related interest are payable by the Participants to their Plan accounts over a period not to exceed 36 months from the date of withdrawal. The loans are secured by the balance in the participant's account and bear interest at the prime rate as determined by the Plan plus 2 percent. Interest on the loans ranged from 5.97 percent to 10.99 percent. Principal and interest is paid ratably through payroll deductions.

     Transfers between Funds
     -----------------------

     The line item Net Transfers on the Statement of Changes In Net Assets Available For Plan Benefits includes the transfer of funds between T. Rowe Price and Vanguard as a result of the change in trustee during 1998.

2.   Summary of Significant Accounting Policies
     ------------------------------------------

     Basis of Accounting
     -------------------

     For financial reporting purposes, the financial statements have been prepared on the accrual basis of accounting.

     Valuation and Income Recognition
     --------------------------------

     The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     The value of the CB stock was $18.12 and $32.19 on December 31, 1998 and 1997, respectively, representing the latest quoted price at that date on the stock exchange on which it trades.

     Net appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.   Related Party Transactions
     --------------------------

The Trustees and the Company are parties-in-interest as defined by ERISA. The Trustees invest certain Plan assets in shares of mutual funds and common/collective trusts managed by them. Such transactions qualify as party-in-interest transactions permitted by Department of Labor regulations.

4.   Administrative Expenses
     -----------------------

Expenses directly related to the administration of the Plan are paid out of Plan assets. However, the Company may elect to pay for some of these expenses. During 1998, the Company elected to pay all Plan expenses. These expenses are not reflected in the accompanying financial statements and were not material to the Plan.

5.   Federal Income Tax Status
     -------------------------

The Internal Revenue Service has determined and informed the Company by a letter dated February 19, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Committee, using its judgement and the advice of its advisors, including the Plan's tax counsel, believes that the Plan, in all material respects, is designed and operated in a manner that qualifies it for continued tax-exempt status. Accordingly, no taxes have been provided for in the accompanying financial statements.

6.   Plan Termination
     ----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend the Plan or to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon complete discontinuance of the employer's contributions or Plan termination, participants will become fully vested in their account balances.

7.   Reconciliation to Form 5500
     ---------------------------

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                    December 31,
                                                                 1998            1997
                                                             ------------    ------------
     Net assets available for benefits per the financial
      statements                                             $258,032,024    $237,818,839
     Amounts allocated to withdrawing participants                      -         (80,000)
                                                             ------------    ------------
     Net assets available for benefits per the Form 5500     $258,032,024    $237,738,839
                                                             ============    ============

The following is a reconciliation of participant withdrawals and distributions per the financial statements to the Form 5500:

                                                              Year Ended
                                                           December 31, 1998
                                                           -----------------
     Participant withdrawals and distributions per
       the financial statements                               $17,754,473
     Add:  Amounts allocated to withdrawing
       participants at December 31, 1998                                -
     Less: Amounts allocated to withdrawing
       participants at December 31, 1997                          (80,000)
                                                              -----------
     Benefits paid to participants per the Form 5500          $17,674,473
                                                              ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                                                      Schedule 1
                                                           E.I.N. No. 52-1616016
                                                                    Plan No. 001

                         CB RICHARD ELLIS 401(K) PLAN

          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1998

  (a)                    (b)                                         (c)                                  (d)              (e)
                 Identity of Issue,                  Description of Investment including
Related           Borrower, Lessor,                   Maturity Date, Rate of Interest,                                    Current
 Party            or Similar Party                    Collateral, Par, or Maturity Value                  Cost             Value
-------     ------------------------------     ---------------------------------------------------    ------------      ------------
   *        The Vanguard Group                 248,085 units of Baron Asset Fund                      $ 11,780,966      $ 12,538,229

   *        The Vanguard Group                 62,640 units of Janus Worldwide Fund                      2,835,576         2,966,623

   *        T. Rowe Price                      319,158 units of T. Rowe Science and                      9,810,772        12,022,673
                                               Technology Fund

   *        The Vanguard Group                 246,257 units of Vanguard 500 Index Fund                 25,586,078        28,060,957

   *        The Vanguard Group                 636,175 units of Vanguard International                  12,073,415        11,940,999
                                               Growth Fund

   *        The Vanguard Group                 16,050 units of Vanguard LifeStrategy                       227,300           236,104
                                               Conservative Growth Fund

   *        The Vanguard Group                 74,163 units of Vanguard LifeStrategy                     1,320,098         1,393,521
                                               Growth Fund

   *        The Vanguard Group                 393,713 units of Vanguard LifeStrategy                    5,112,803         5,204,884
                                               Income Fund

   *        The Vanguard Group                 14,082 units of Vanguard LifeStrategy                       229,431           237,427
                                               Moderate Growth Fund

   *        The Vanguard Group                 910,724 units of Vanguard Morgan                         17,617,636        17,959,469
                                               Growth Fund

   *        The Vanguard Group                 12,906,901 units of Vanguard Prime                       12,906,901        12,906,902
                                               Money Market Fund

   *        The Vanguard Group                 148,945 units of Vanguard PRIMECAP Fund                   6,495,783         7,098,716

   *        The Vanguard Group                 985,446 units of Vanguard Wellington Fund                30,523,600        28,922,841

   *        The Vanguard Group                 1,778,038 units of Vanguard Windsor II Fund              55,692,094        53,074,438

   *        The Vanguard Group                 18,426,079 units of Vanguard Retirement                  18,426,080        18,426,079
                                               Savings Trust Fund

   *        CB Richard Ellis Services, Inc.    2,317,663 shares of CB Richard Ellis Services, Inc.      26,875,847        42,007,638
                                               329,948 units of US Treasury Fund ($.01 Par Value)

   *        Participant Loans                  Loans receivable with interest rates ranging                      -         2,825,479
                                               from 5.97 percent to 10.99 percent

                                                                                                      ------------      ------------
                                               Total Assets Held For Investment Purposes              $237,514,380      $257,822,979
                                                                                                      ============      ============

                              * Party-in-interest

                                                                     Schedule II
                                                           E.I.N. No. 52-1616016
                                                                    Plan No. 001

                         CB RICHARD ELLIS 401(k) PLAN

                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1998

Identity of Party                                              Purchase            Selling               Cost of         Net Gain
   Involved                  Description of Assets               Price              Price                 Asset          or (Loss)
-----------------     --------------------------------------  -----------         -----------          -----------      -----------
The Vanguard Group    Baron Asset Fund                        $13,341,605         $       -            $13,341,605      $       -
                                                                      -             1,341,132            1,559,408         (218,276)

The Vanguard Group    T. Rowe Science Tech Fund                11,165,359                 -             11,165,359              -
                                                                      -             1,256,589            1,354,588          (97,999)

The Vanguard Group    Vanguard 500 Index Fund                  28,278,852                 -             28,278,852              -
                                                                      -             2,613,872            2,695,482          (81,610)

The Vanguard Group    Vanguard Int'l Growth Fund               14,102,032                 -             14,102,032              -
                                                                      -             1,829,287            2,027,615         (198,328)

The Vanguard Group    Vanguard Morgan Growth                   20,312,487                 -             20,312,487              -
                                                                      -             2,395,490            2,691,415         (295,925)

The Vanguard Group    Vanguard Prime Money Market              16,321,346                 -             16,321,346              -
                                                                      -             3,414,444            3,414,444              -

The Vanguard Group    Vanguard Wellington Fund                 34,188,447                 -             34,188,447              -
                                                                      -             3,547,280            3,664,376         (117,096)

The Vanguard Group    Vanguard Windsor II Fund                 61,069,908                 -             61,069,908              -
                                                                      -             5,025,278            5,376,895         (351,617)

The Vanguard Group    Vanguard Retire Savings Trust            22,054,322                 -             22,054,322              -
                                                                      -             3,628,243            3,628,243              -

CB Richard Ellis      CB Richard Ellis Services, Inc.          81,414,036                 -             81,414,036              -
 Services, Inc.        Common Stock                                   -            83,001,961           28,875,356       54,126,605

T. Rowe Price         Vanguard Retirement Savings Trust Fund    3,919,508                 -              3,919,508              -
                                                                      -            18,304,487           18,304,487              -

T. Rowe Price         International Stock Fund                  1,316,643                 -              1,316,643              -
                                                                      -            14,562,226           11,831,623        2,730,603

                                                                     Schedule II
                                                           E.I.N. No. 52-1616016
                                                                    Plan No. 001

                         CB RICHARD ELLIS 401(k) PLAN

                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1998

Identity of Party                                             Purchase             Selling               Cost of         Net Gain
   Involved               Description of Assets                 Price               Price                 Asset          or (Loss)
-----------------         ---------------------              -----------          -----------          -----------      -----------
T. Rowe Price             Prime Reserve Fund                 $ 3,106,924          $         -          $ 3,106,924      $         -
                                                                       -           11,944,023           11,944,023                -

T. Rowe Price             Small Cap Value Fund                 2,326,272                    -            2,326,272                -
                                                                       -           14,146,889           12,467,952        1,678,937

T. Rowe Price             Equity Index Fund                    3,631,012                    -            3,631,012                -
                                                                       -           11,625,154            8,862,285        2,762,869

T. Rowe Price             New America Growth Fund              2,136,584                    -            2,136,584                -
                                                                       -           15,932,360           11,778,276        4,154,084

T. Rowe Price             Science Technology Fund              2,276,307                    -            2,276,307                -
                                                                       -           10,562,672           10,478,669           84,003

T. Rowe Price             Equity Income Fund                   4,697,781                    -            4,697,781                -
                                                                       -           57,233,872           41,742,156       15,491,716

T. Rowe Price             Capital Appreciation Fund            2,292,186                    -            2,292,186                -
                                                                       -           27,065,102           23,171,540        3,893,562

                                   SIGNATURES
                                   ----------



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


CB RICHARD ELLIS 401(k) PLAN


By: /s/ Debra L. Morris
--------------------------------------
        Debra L. Morris
        Executive Vice President
        Global Chief Accounting Office
        CB Richard Ellis Services, Inc.

Dated: June 29, 1999

                                 EXHIBIT INDEX
                                 -------------


Exhibit
No.                                 Exhibit                          Page Number
--------------------------------------------------------------------------------

23               Consent of Independent Public Accountants